NEOGENOMICS, INC.
12701 COMMONWEALTH DRIVE, SUITE 9
FORT MYERS, FLORIDA 33913

September 11, 2007

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

Re:          NeoGenomics, Inc. (the “Company”)
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 333-72097

Dear Ms. Jenkins:

We are providing this letter in response to the comments included in the Staff’s letter dated August 23, 2007 regarding the Company’s Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2006, as filed with the Commission on April 2, 2007.

Form 10-KSB for the Year Ended December 31, 2006

Item 6.   Management’s Discussion and Analysis or Plan of Operation

Critical Accounting Policies, page 26

COMMENT 1:	We note that your revenue and accounts receivable are recorded net of a contractual allowance. Please expand your disclosures to include the following:

•
For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006,  this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

•
Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amount from 3rd party payers as of the latest balance sheet date could have on your financial position and operations.

•
Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable.  The aging schedule may be based on management's own reporting criteria (i.e, unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation.  At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e., Medicare, Medicaid, Managed care and other, and Self- pay).  We would expect Self-pay to be separately classified from any other grouping.  If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

•
If you have amounts that are pending approval from third party payers (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with.  If amounts are classified outside of self'-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self pay.

RESPONSE:	In response to the Staff’s comments above, the Company will do the following and/or has the following clarifications:

•	In response to your fist question, we would propose that we amend the MD&A section of the filing to disclose the following in the description of Critical Accounting Policies:

“While we use all available information in the estimation of our net revenues, including our contractual status and historical collection experience with payors, by their nature, adjustments to previously recorded estimated net revenue amounts arise from time-to-time, and are recorded as an adjustment to current period net revenue when such amounts are both probable and estimable.  In almost all cases, such adjustments are not made until the time of final settlement because, until that point, we usually do not have sufficient information that would indicate that an adjustment is warranted.  We continually refine our estimated discounts and contractual allowances on a prospective basis to take new information and/or new payment experiences into consideration in order to make our prospective estimated net revenue as accurate as possible.  As a result, current period adjustments to prior period revenue estimates are not material to the Company’s results of operations or our financial condition in any period presented.”

•
It is not our policy to retrospectively change our estimates of prior period net revenue in future periods until we receive final payment because, until that point, we do not have sufficient information that would indicate that an adjustment is warranted.  However, we emphasize that we use all available information in developing our prospective estimates and refine this information frequently.  Therefore, as we discussed in our response above, these amounts are not material to our financial statements.  In fact, our net total estimate change amount arising from 2006 collections of 2005 recorded revenue represented less than 1% of the net revenue recorded in FY 2006 and less than 3% of the net revenue recorded in FY 2005.  We believe the proposed wording changes in the response above address this concern.

•
We will amend our filing to disclose our accounts receivable aging table as of the balance sheet date for receivables <30 days old, 31-60 days old, 61-90 days old, 91-120 days old, and> 120 days old.  We will also include a qualitative statement at the end of such aging table that states that accounts receivable from “self-pay” clients were not material in any period presented.  As background, please note that as of December 31, 2006 and December 31, 2005, accounts receivable from “self-pay” clients represented approximately 0.2% and 1.2% of the total accounts receivable, respectively.

•
Our systems are unable to make a distinction between accounts receivable which have been approved and are unpaid and accounts receivable that have not yet been approved.  Thus, from our perspective, all of our accounts receivable are pending approval until we actually receive payment.  As noted above, approximately 1% of our accounts receivable are from “self-pay” accounts and approximately 99% of our revenue and accounts receivable are from third party payors or client relationships .  Our billing system classifies each account receivable according to the Medicare, insurance or other information we have at the time the original invoice is processed.  The only time adjustments are made to this are in the case of errors (which are seldom) where we find that a patient’s insurance is no longer in force or a patient is not Medicare eligible for some reason.  We do not have any way to discern what percentage of accounts receivable get reclassified into “self-pay” from a third party payor, but we believe this is an immaterial amount.

Notes to Consolidated Financial Statements

Note E - Incentive Stock Options and Awards, page 61

COMMENT 2:
It appears you are determining future volatility based on a three months period prior to the grant date and not historical or implied information over the expected term of the option.  The does not appear to be consistent with the guidance in paragraph (A32) of SFAS NO. 123(R) and SAB Topic 14D.  Please advise or revise.

RESPONSE:
We have considered the guidance provided in SFAS123(R) and SAB107 in developing assumptions underlying the fair value measurements of our share-based payment arrangements. In response to your inquiry, we noted that SAB 107, Topic 14C, states in the third sentence of the Staff’s Interpretive Response to Question #1:

“The estimate of fair value should reflect the assumptions marketplace participants would use in determining how much to pay for an instrument on the date of the measurement (generally the grant date for equity awards).”

We also noted that the Staff reiterated this objective of fair value measurement in Topic 14D in the opening lines of the Interpretive Response to Question #1, as follows:

“Statement 123R does not specify a particular method of estimating expected volatility.  However, the Statement does clarify that the objective in estimating expected volatility is to ascertain the assumption about expected volatility that marketplace participants would likely use in determining an exchange price for an option.”

Since NeoGenomics does not have any publicly-traded options on its stock available to “market participants” which we can directly observe, we have estimated the fair value of our employee stock options on the date of grant using other means and widely-available market indicators.  With respect to estimating the expected volatility assumption used in the Black-Scholes model, as per the guidance in SAB 107, Topic D, we considered historical volatility over a period generally commensurate with the expected term of our options, but we disqualified this as a meaningful approach because the resulting measures of historical volatility are significantly in excess of what we believe a willing “marketplace participants” would use to value options on our stock if such options were available to purchase.

Among other problems, historical volatilities over long sweeps of time for micro-cap companies, are especially inappropriate because such companies tend to have much higher bid-ask spreads (in percentage terms) than larger companies which artificially inflates their volatilities.  Furthermore, the outlook and prospects for a micro-cap company can change dramatically in a short period of time, and when any marketplace participant is valuing an exchange traded option, they are really just concerned with the recent past and what impact that might have on the future volatility of the Company.

Prior to working at NeoGenomics, our Chief Financial Officer, Mr. Steven Jones, worked as the Chief Financial Officer of Peak 6 Investments, LLC, which is one of the largest over-the-counter options market makers in the United States.  As a result of such experience, he is intimately familiar with what professional market participants are willing to pay for options contracts since PEAK 6 monitored, on a daily basis, the implied volatilities of thousands of  options contracts in which it was making a market.   Except in the most unusual circumstances, professional options traders are not willing to pay a price for an exchange traded option contract that has more than a 35-45% implied volatility.

The above range of volatilities can be corroborated for smaller companies by looking to the volatility available from the Russell 2000 index (the RVX index – See Exhibit A).  The RVX 2000 index is the only index of smaller companies on which volatility is calculated.  As can be seen from the Exhibit A Chart, the volatility of the Russell 2000 index has ranged from approximately 15% -34% since data began to be tracked 18 months ago, and only once just recently spiked up to 45% for a brief period.  We have concluded that this widely-available market indicator supports our conclusion that no options trader would pay for more than 35-45% volatility under usual circumstances for even smaller companies.

Since there are no option contracts on smaller publicly-traded micro-cap companies that are similar in size and scope to NeoGenomics and since historical volatilities over long sweeps of time of individual micro-cap companies are not an appropriate indicator of what a marketplace participant would pay for a similar option, we look at the implied volatilities of the much larger companies in our industry that do have exchange-traded options as a place to start.  Exhibits B and C show the implied volatilities for options on the common stock of Laboratory Corporation of America and Quest Diagnostics.   As you can see, the 52 week range of implied volatilities for Lab Corp has been 12%-32% and the 52 week range for Quest has been 15-45%.  Just as important, however, is the fact that the implied volatilities are considerably lower than the historical calculated volatilities of the stock price movements.  This can be seen by comparing the circled ranges on the attached exhibits to the numbers just above the circled ranges, which represent the historical volatilities.

However, since the implied volatilities of both of these companies do not have any correlation to company specific events happening at NeoGenomics, we generally just use them as a reference range of appropriate volatilities between which our estimates of expected volatility should fall.  We then determined that we needed to incorporate some measure of expected volatility for NeoGenomics that would change over time as the events and circumstances of NeoGenomics changed.  We believe the best way to do that is to use a historical volatility over the previous three months prior to the grant date of any options as a proxy for the expected volatility of NeoGenomics at that point in time so long as such measure falls within the appropriate reference range.  This is consistent with the practice of marketplace participants who use recent events and recent volatility in determining how much to pay for an exchange traded option.

In addition, since the vast majority of our employee stock options are granted to new employees on their start date and such employees were evaluating the prospects of the Company and whether or not to join, based on the information they had available to them at such time, we believe using three month volatilities for the period preceding the grant date is the most relevant place to start when estimating future volatilities.  Using this methodology, resulted in NeoGenomics using estimates of future volatilities at the time of option grants in FY 2006 which ranged from 12.3% - 44.7%.  Such range is consistent with all of the data above.

Since we are a smaller company and are likely to have greater volatility than the larger companies, beginning with FY 2007 we have recently set a minimum for our expected volatility estimates of 20%.  We have also set a maximum future volatility estimate of 50%, which we believe is conservative in light of observable trading patterns of professional “market participants” as well as the 52 week experience of the larger companies in our industry.  Furthermore, since estimates of future volatility are at best an inexact science, we have recently started rounding our volatility estimates to the nearest 5%.

When one considers that employee stock options are non-transferable options to purchase shares only after they have vested either due to time passing or certain milestones having been met, we believe that if “market participants” were to adjust for these restrictions, they would significantly reduce the value that they would be willing to pay, which further supports limiting the volatility estimates used at any given time since there is no other input into the Black Scholes model which could be used to factor this consideration into the valuation estimate.  Thus, for all of the above reasons, we believe our approach to estimating future volatility is consistent with the tenets of SFAS 123(R) and SAB 107.

In response to your concern, we will amend the disclosure in the option footnote to clarify this practice as follows:

“We calculate expected volatility for our employee stock options by first looking at the range of implied volatilities embedded within the option contracts of the larger companies in our industry that have listed, exchange-traded option contracts outstanding on their common stock.  We believe this range of implied volatilities comprises the upper and lower limits of what a marketplace participant would use in valuing our employee stock options if such options were transferable and not subject to the vesting requirements of employee stock options.  Then, in order to factor in developments that are specific to NeoGenomics, we measure the recent volatility of our own stock price over the 3 month period preceding the option grant date by taking the standard deviation of the stock price for such period and dividing it by the average stock price for the same period to arrive at a measure of recent volatility.  If this measure of volatility is within the reference range, we use it as our estimate of future volatility in the Black-Scholes option pricing model.  If it is below or above the reference range, we use the minimum or the maximum of the reference range, accordingly, as our estimate of future volatility.”

Note G - Other Related Party Transactions, page_66

COMMENT 3:
We note in March 2005 you refinanced the existing revolving credit facility with Aspen to increase the credit facility from $740,000 to $1.5 million.  As part of this transaction you issued a warrant to purchase 2,500,000 shares of common stock to Aspen which was recorded as a $131,337 discount to the credit facility. Please provide a detailed discussion of how the value of the warrants was determined (including the assumptions utilized).  Please note that when equity instruments are issued to secure borrowing capacity (i.e., revolving note, line of credit) the full fair value of the equity instruments should be charged to debt issue costs and amortized over the term of the loan.

RESPONSE:
The fair value of the warrants issued to Aspen was determined using the Black-Scholes option valuation model, based on the following factors, which were present on the date on which we reached agreement on the principal terms:

Strike price                                 $0.50

Market price                                $0.35

Term                                            5 years

Volatility                                     22.7%

Risk-free rate                            4.50%

Dividend yield                                  0%

Warrant value                   $0.0525347

# of warrants                         2,500,000

Total value                             $131,337

The total value of the warrants of $131,337 was recorded as deferred financing costs and was being amortized on a straight-line basis over the life of the credit facility.  This credit facility was paid off early on June 7, 2007, and all remaining unamortized amounts were expensed to interest expense at that time.  We will add the following disclosure to the paragraphs discussing this warrant in our amended Form 10-K.

“We estimated the fair value of this warrant to be $131,337 as of the original commitment date by using the Black-Scholes pricing model using the following approximate assumptions: spot price of $0.35/share, dividend yield of 0%, expected volatility of 22.7%, risk-free interest rate of 4.5%, and a term of 5 years.”

COMMENT 4:
We note that in January 2006 you entered into a binding letter agreement with Aspen which extended the maturity date of the credit facility, increased the credit facility by $200,000 and allowed Aspen to purchase an additional $200,000 of restricted common shares.  As compensation for each of these modifications you issued Aspen a total of 900,000 additional warrants to purchase shares of your common stock.  Please tell us how you accounted for the modification to the credit facility and cite the specific authoritative literature you utilized to support your accounting treatment.

RESPONSE:
In accordance with paragraph 4a of EITF Issue 98-14 “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”, because the borrowing capacity of the new arrangement was greater than the borrowing capacity of the old arrangement, the a) unamortized deferred costs from the original agreement (see response 3 above), together with b) the fair value of the additional warrants issued to Aspen issued in connection with increasing the credit facility and c) the change in the fair value of the original 2,500,000 warrants previously issued to Aspen as a result of the reduction in the exercise price (see response 5 below), were associated with the new arrangement.  Thus the sum of these three components were deferred and amortized over the remaining term of the new arrangement.

COMMENT 5:
It appears that the exercise price of the 2,500,000 warrants issued in March 2005 was modified from $0.50 to $0.31 in January 2006.  Please provide a detailed discussion of how this modification was accounted for in accordance with the guidance of paragraph (51) of SFAS NO. 123(R).

RESPONSE:
The difference, as of the date of modification, between the value of the warrants at an exercise price of $0.50, and their value at an exercise price of $0.31, amounting to $2,365, was credited to additional paid-in capital and included in deferred financing fees and amortized over the remaining term of the new arrangement (see response 4 above).

COMMENT 6:
We noted several issuances of warrants as compensation for the modification of existing agreements.  Please expand your disclosure here to describe all of the material terms of the warrants, including who has the rights to convert (i.e. the holder or the Company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.), and any redemption features.  Please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued.

RESPONSE:
We will expand our disclosure in the Liquidity and Capital Resources Section on page 30 and the Related Party Transactions Section on Page 65 of our FY 2006 10-KSB to include a new subparagraph g) which states:

All Waiver Warrants, the Existing Warrants and all warrants issued to Aspen and SKL in connection with the purchase of equity or debt securities are exercisable at the option of the holder and each such warrant contains provisions that allow for a physical exercise, a net cash exercise or a net share settlement.  We used the Black-Scholes pricing model to estimate the fair value of all such warrants as of the commitment date for each, using the following assumptions: dividend yield of 0%, expected volatility of 14.6 – 19.3%,  risk-free interest rate of 4.5%, and a term of 3 - 5 years.”

Note H -Equity Financing Transactions, page 68

COMMENT 7:
It appears that the fees associated with Standby Equity Distribution Agreement with Cornell Capital Partners were paid with equity instruments.  Please provide a detailed discussion of how you determined the fair value of the equity instruments.  In addition, it does not appear that these fees paid with shares of common stock were shown as a non-cash financing activity in your consolidated statement of cash flows on page 48.  Please clarify and revise.

RESPONSE:
The fees paid with equity instruments were recorded based on the fair value of the common stock issued on the date of issue.  The Supplemental Disclosure Of Non-Cash Investing And Financing Activities at the bottom of the Consolidated Statement of Cash Flows will be amended to include disclosure of the value of common stock issued in settlement of financing fees of $50,000 and $143,208, respectively in FY 2006 and FY 2005, respectively.

Note I - Subsequent Events, page 70

COMMENT 8:
We noted that in April 2007 you entered an agreement regarding the formation of a joint venture Contract Research Organization.  Please provide a detailed discussion on how you have accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

RESPONSE:
The Joint Venture Agreement for the Contract Research Organization (“CRO”) has not yet been written and the CRO has not yet been formed. To clarify, we disclosed that we entered into an agreement regarding the formation of a prospective joint venture.  At the bottom of the paragraph which discusses the CRO joint venture in our Form 10-KSB, we have already disclosed that “Subject to final negotiation, we will own a minimum of 60% and up to 80% of the new CRO venture which is anticipated to be launched in the third or fourth quarter of FY 2007”.  Upon its formation, we currently anticipate consolidating its results of operations, unless, ultimately, the final joint venture agreement embodies terms and conditions (such as, minority veto rights) that would suggest an alternative accounting treatment is more appropriate.

The Company understands and asserts the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

We trust that this response satisfactorily responds to your comments.  We have filed an amended Form 10-KSB/A and have federal express a marked version of the amendment for your review.  Should you require further information, please contact Clayton Parker, Esq. at (305) 539-3300 or Steven Jones, our Acting Chief Financial Officer at (239) 325-2001, or myself at (239) 768-0600.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Robert P. Gasparini
Robert P. Gasparini
President and Chief Executive Officer

Exhibit A

Russell 2000 Volatility Index Since Inception (May 2006)

Exhibit B

Implied Volatilities of Exchange Traded Options on
Laboratory Corporation of American (Lab Corp)

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Symbol: LH USA Go!

LAB CORP OF AMERICA HOLDINGS

Options Root: LH OZV YZF

Price	Change (%)	52 wk High	52 wk Low	Stock volume	Avg. options volume	Avg. options open interest
78.82	+0.77 (+0.99%)	81.40 07/06/2007	65.21 10/02/2006	952,500	410	22,730

Price Chart

Volatility Chart

	Current	1 WK AGO	1 MO AGO	52 wk Hi/Date	52 wk Low/Date
HISTORICAL VOLATILITY					
10 days	24.74%	25.82%	38.12%	77.22% - 01-Mar	4.84% - 24-Jan
20 days	24.68%	27.64%	28.20%	55.82% - 15-Mar	8.04% - 29-Dec
30 days	29.91%	30.13%	24.07%	45.64% - 29-Mar	9.04% - 05-Jan
IMPLIED VOLATILITY					
IV Index call	23.33%	22.43%	24.36%	31.75% - 16-Aug	12.87% - 19-Jun
IV Index put	24.24%	24.81%	25.60%	31.46% - 16-Aug	12.25% - 20-Jun
IV Index mean	23.78%	23.62%	24.98%	31.61% - 16-Aug	12.87% - 20-Jun
HISTORICAL 30-DAYS CORRELATION AGAINST S&P 500 Index (SPX)					
30 days	54.22%	59.80%	58.93%	82.94% - 20-Jun	-0.42% - 23-Jan

Implied Vola (%)	Call Delta	Change (%)	Call Bid/Ask Mean	Expiry	Strike	Days	Put Bid/Ask Mean	Change (%)	Put Delta	Implied Vola (%)
24.02%	85.02%	0.55 (14.47)	4.350	Sep07	75.0	17	0.375	-0.17 (-31.82)	-16.18%	25.21%
19.80%	39.66%	0.23 (32.14)	0.925	Sep07	80.0	17	1.950	-0.52 (-21.21)	-61.25%	20.34%
26.48%	84.68%	0.70 (10.37)	7.450	Oct07	72.5	45	0.750	-0.10 (-11.76)	-17.07%	28.41%
24.93%	75.60%	0.60 (12.50)	5.400	Oct07	75.0	45	1.225	-0.15 (-10.91)	-26.16%	26.81%
22.71%	47.76%	0.40 (21.92)	2.225	Oct07	80.0	45	3.050	-0.35 (-10.29)	-53.42%	24.12%
20.65%	18.27%	0.12 (29.41)	0.550	Oct07	85.0	45	6.450	-0.65 (-9.15)	-84.08%	22.29%

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Exhibit C

Implied Volatilities of Exchange Traded Options on
Quest Diagnostics

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Symbol: DGX USA Go! **QUEST DIAGNOSTICS INC.**

Options Root: DGX OGJ YFK

Price	Change (%)	52 wk High	52 wk Low	Stock volume	Avg. options volume	Avg. options open interest
55.77	+0.94 (+1.71%)	63.14 09/08/2006	48.17 05/17/2007	988,800	840	46,240

Price Chart

	Current	1 WK AGO	1 MO AGO	52 wk Hi/Date	52 wk Low/Date
HISTORICAL VOLATILITY					
10 days	16.09%	15.64%	35.84%	101.15% - 16-Oct	8.46% - 26-Jun
20 days	16.81%	17.45%	28.32%	72.70% - 19-Oct	10.32% - 02-Oct
30 days	15.77%	25.57%	32.77%	60.32% - 13-Nov	11.22% - 12-Sep
IMPLIED VOLATILITY					
IV Index call	24.54%	20.61%	25.38%	[illegible]5.29% - 05-Jul	15.68% - 26-Jan
IV Index put	25.62%	21.51%	27.09%	45.57% - 05-Jul	15.84% - 26-Jan
IV Index mean	25.08%	21.06%	26.23%	[illegible]5.43% - 05-Jul	15.76% - 26-Jan
HISTORICAL 30-DAYS CORRELATION AGAINST S&P 500 Index (SPX)					
30 days	62.90%	20.61%	1.28%	64.39% - 05-Apr	-15.92% - 25-Jul

Volatility Chart

Implied Vola (%)	Call Delta	Change (%)	Call Bid/Ask Mean	Expiry	Strike	Days	Put Bid/Ask Mean	Change (%)	Put Delta	Implied Vola (%)
17.52%	67.69%	0.50 (57.14)	1.375	Sep07	55.0	17	0.550	-0.32 (-37.14)	-34.39%	19.57%
27.58%	12.45%	0.10 (100.00)	0.200	Sep07	60.0	17	4.350	-0.80 (-15.53)	-88.59%	28.64%
28.27%	88.61%	0.80 (14.41)	6.350	Oct07	50.0	45	0.350	-0.05 (-12.50)	-12.03%	28.93%
25.18%	60.35%	0.58 (29.49)	2.525	Oct07	55.0	45	1.575	-0.22 (-12.50)	-40.69%	26.40%
24.75%	23.06%	0.23 (56.25)	0.625	Oct07	60.0	45	4.700	-0.60 (-11.32)	-77.38%	26.21%

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